October 7, 2014

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Martin James,
Senior Assistant Chief Accountant

	RE:	AmbiCom Holdings, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2013 Filed October 29, 2013
Form 8-K dated May 29, 2014
Filed June 3, 2014
File No. 000-54608

Dear Mr. James:

Please be advised that the undersigned is the duly elected Chief Executive Officer of AmbiCom Holdings, Inc. (the “Company”). The purpose of this letter is to respond to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your letter dated September 18, 2014 (the “Comment Letter”) the text of which we have incorporated into this response letter for convenience.

1. Based on your response to prior comment 1, it appears that you valued the restricted common stock issued in the acquisition based on the average closing price of your common stock during the thirty trading days preceding February 25, 2014. As the acquisition occurred on May 29, 2014, please tell us why you believe this valuation represents the fair value of the common stock on the acquisition date. Please refer to ASC 805-50-25-1.

The Company and Veloxum Corp., a Delaware corporation (“Veloxum”) entered into a Letter of Intent on February 25, 2014 to acquire all of Veloxum’s assets (the “Letter of Intent”). Also on February 25, 2014, the Company announced the execution of the Letter of Intent. On May 1, 2014, the Company, Veloxum, and the principal shareholders of Veloxum entered into an Asset Purchase Agreement for all of Veloxum’s assets in consideration for the issuance of a number of shares of the Company’s common stock equal to $3,000,000 divided by the average closing bid price for the thirty (30) trading days prior to February 25, 2014, the date of the announcement of the Letter of Intent.

During the period from February 2014 through May 2014, the Company conducted its initial legal and financial due diligence. When the due diligence was completed, the acquisition was consummated on May 29, 2014 and the Company issued 13,100,437 shares of common stock to Veloxum with the value of the exchanged shares based upon the average closing price of the common stock during the thirty trading days preceding February 25, 2014, the date of the public announcement of the purchase.

2. Please describe to us the procedures you have undertaken to assess impairment of the acquired assets at July 31, 2014. Tell us whether those procedures resulted in an impairment charge.

The Company is accounting for the purchased assets as an identified intangible asset developed technology, which is being amortized over the estimated useful life, and evaluated on a quarterly basis to determine if there were any triggering events that would lead to an impairment in the value of the asset. The Company did not recognize any specific triggering events during the period between the acquisition date and July 31, 2014 and therefore there were no impairment charges recorded through that period end.

Should you have any questions or require any further information, please do not hesitate to contact the undersigned.

Very truly yours,

/s/ John Hwang

John Hwang,

Chief Executive Officer

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